SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2 to
SCHEDULE TO
TENDER OFFER STATEMENT
UNDER SECTION 14(d)(1) or 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934

TARRAGON CORPORATION
(Name of Subject Company (Issuer) and Filing Person (Offeror))

8.00% Senior Convertible Notes Due 2009
(Title of Class of Securities)
876287 AE 3
876287 AC 7
(CUSIP Number of Class of Securities)
William S. Friedman
Chief Executive Officer
1775 Broadway, 23rd Floor
New York, New York 10019
(212) 949-5000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With copies to:

James E. O’Bannon Jones Day 2727 North Harwood Street Dallas, Texas 75201 (214) 220-3939	Kathryn Mansfield Executive Vice President, General Counsel and Secretary 3100 Monticello Avenue, Suite 200 Dallas, Texas 75205 (214) 599-2200	Edward B. Winslow Jones Day 77 West Wacker, Suite 3500 Chicago, Illinois 60601 (312) 782-3939

Transaction Valuation(*)	Amount of Filing Fee(**)

$60,000,000	$7,062

(*)	Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the conversion of all outstanding 8.00% senior convertible notes due 2009 existing and outstanding with an aggregate liquidation amount of $60,000,000.

(**)	Estimated for purposes of calculating the amount of the filing fee only. The amount of the filing fee was calculated in accordance with Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and equals $117.70 for each $1,000,00 of the value of the transaction.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid:	$7,062	Filing Party:	Tarragon Corporation

Form of Registration No.:	Schedule TO	Date Filed:	July 18, 2005 and August 9, 2005

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

     This Final Amendment to the Issuer Tender Offer Statement on Schedule TO amends and supplements the Schedule TO originally filed with the Securities and Exchange Commission (the “Commission”) on July 18, 2005, as amended by Amendment No. 1 on August 9, 2005 (as so amended, the “Schedule TO”), by Tarragon Corporation, a Nevada corporation (the “Company”), relating to an offer (the “Offer to Convert”) by the Company to pay a cash premium, plus accrued and unpaid interest up to, but excluding, the expiration date of the Offer to Convert, if holders of outstanding 8.00% Senior Convertible Notes Due 2009 (the “Convertible Notes”) agree to convert their Convertible Notes into shares of the Company’s common stock, $0.01 par value per share (the “Common Stock”). The Offer to Convert was made upon the terms of the Convertible Notes and upon the terms and subject to the conditions described in the offering circular dated July 18, 2005, as amended and restated on August 9, 2005 (the “Offering Circular”) and the related letter of transmittal (the “Letter of Transmittal”), which were previously filed as Exhibits (a)(1)(i) and (a)(1)(ii). The Offering Circular and Letter of Transmittal are incorporated by reference herein. Capitalized terms used but not defined herein shall have the respective meanings ascribed to them in the Offering Circular. Except as set forth below, the information contained in the Schedule TO remains unchanged.
Item 4. Terms of the Transaction
     Items 1, 4, 6 and 11 of the Schedule TO are hereby amended and supplemented by adding the following language:
     The Offer to Convert expired at 5:00 p.m., New York City time, on August 23, 2005, and $54.25 million aggregate principal amount of the outstanding Convertible Notes were validly tendered and not properly withdrawn. In accordance with the terms and conditions set forth in the Offering Circular, we have accepted for conversion all of the Convertible Notes validly tendered and not properly withdrawn. On August 24, 2005, we issued a press release announcing the final results of the Offer to Convert. A copy of this press release is filed as Exhibit (a)(5)(iii) to this Schedule TO and is incorporated herein by reference.
Item 12. Exhibits.
     Item 12 of Schedule TO is hereby amended and supplemented by adding the following:
     (a)(5)(iii) Press Release, dated August 24, 2005, announcing the final results of the Offer to Convert.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TARRAGON CORPORATION
By:	/s/ Erin D Pickens
	Name:	Erin D. Pickens
	Title:	Executive Vice President and Chief Financial Officer
	Date:	August 24, 2005

EXHIBIT INDEX

Exhibit
Number	Exhibit Name
(a)(1)(i)*	Amended and Restated Offering Circular, dated August 9, 2005.
(a)(1)(ii)*	Letter of Transmittal, dated August 9, 2005.
(a)(1)(iii)*	Notice of Guaranteed Delivery, dated August 9, 2005.
(a)(1)(iv)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees, dated August 9, 2005.
(a)(1)(v)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees, dated August 9, 2005.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(i)*	Press Release, dated July 18, 2005, announcing the commencement of the Offer to Convert (incorporated by reference to Exhibit (a)(5) to Schedule TO filed with the SEC on July 18, 2005).
(a)(5)(ii)*	Press Release, dated August 9, 2005, announcing the extension of the Expiration Date and increase in cash payment.
(a)(5)(iii)	Press Release, dated August 24, 2005, announcing the final results of the Offer to Convert.
(b)	Not applicable.
(d)(1)*	Indenture, dated September 16, 2004, between Tarragon Corporation and U.S. Bank National Association, as Trustee (incorporated by reference to Exhibit 4.1 to Form 10-Q for the quarterly period ended September 30, 2004).
(d)(2)*	Registration Rights Agreement, dated September 16, 2004, between Tarragon Corporation and Lazard & Frères Co. LLC, as the initial purchaser (incorporated by reference to Exhibit (d)(3) to Schedule TO filed with the SEC on July 18, 2005).
(d)(3)*	Registration Rights Agreement, dated November 19, 2004, between Tarragon Corporation and Lazard & Frères Co. LLC, as the initial purchaser (incorporated by reference to Exhibit (d)(3) to Schedule TO filed with the SEC on July 18, 2005).
(g)	Not applicable.
(h)	Not applicable.

*previously filed